UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kid Brands Inc.

(Name of Issuer)

Common Stock, $0.10 stated value

(Title of Class of Securities)

49375T100

(CUSIP Number)

W. Tom Donaldson, III Esq McGuireWoods LLP 201 North Tryon Street, Suite 3000 Charlotte, North Carolina 28202 (704) 343-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 49375T100	(Page 2 of 5)

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morehead Opportunity Fund, LP EIN 92-0202197
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (See Instructions) WC
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 1,102,796
SHARED VOTING POWER 0
SOLE DISPOSITIVE POWER 1,102,796
SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,796
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09%
TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 49375T100	(Page 3 of 5)

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, stated value $0.10 per share (the “Shares”), of Kid Brands, Inc., a New Jersey corporation (“Issuer”). The principal executive office of the Issuer is located at One Meadowlands Plaza, 8th Floor, East Rutherford, New Jersey.

Item 2.	Identity and Background

(a) Reporting Persons: This Schedule 13D is filed by Morehead Opportunity Fund, LP, a Delaware limited partnership (the “Reporting Person”). The general partner of the Morehead Opportunity Fund is Morehead Capital Advisors I, LLC (“Morehead Capital Advisors”). The manager of Morehead Capital Advisors is Mr. Quinton Maynard.

(b) The principal business address of the Reporting Person is 1101 Haynes Street, Suite 108, Raleigh, North Carolina 27604.

(c) The principal business of Morehead Opportunity Fund is investing in lower middle market companies.

(d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The ultimate source of the funds invested by the Reporting Person was and is capital contributions of the partners of the Reporting Person and/or investment proceeds thereof.

Item 4.	Purpose of Transaction

The Reporting Person originally acquired Shares for investment in the ordinary course of business because they believed that when purchased, the Shares were undervalued and represented an attractive investment opportunity. The Reporting Person intends to review its holdings of Shares on a continuing basis and expects to consider various factors including, without limitation, the current and anticipated future trading price levels of the Shares, the financial condition, results of operations and prospects of the Issuer, tax considerations, conditions in the industry and securities markets, general economic and industry conditions, other investment and business opportunities available to the Reporting Person, and other factors that the Reporting Person may deem relevant, and will in the future take such actions with respect to investment in the Issuer as it deems appropriate. Such actions that the Reporting Person may take include, without limitation: (a) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Shares or a merger, consolidation, other business combination or reorganization involving the Issuer; (b) increasing or decreasing its position in the Issuer through, among other things, the purchase or sale of Shares in open market or private transactions for cash or for other consideration; (c) seeking to acquire or influence control of the Issuer, including seeking representation on the board of the Issuer; (d) entering into derivative transactions, engaging in short selling of or any hedging or similar transactions with respect to the Shares; or (e) taking any other action similar to those listed above. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without further prior notice.

While the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the transactions involving the Reporting Person described in sub-paragraphs (a) through (j) of Item 4 of Schedule

13D, the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4. The Reporting Person intends to review its investment in the Issuer on a continuing basis. The Reporting Person retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of Shares and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

The Reporting Person is the beneficial owner of 1,102,796 Shares of the Issuer. Based on estimates of shares outstanding of the Issuer based upon the Form 10-Q/A filed by the Issuer on September 8, 2011 that states that the Issuer had an aggregate of 21,652,345 Shares outstanding as of August 12, 2011, the Reporting Persons may be deemed to own approximately 5.09% of the Issuer’s Shares. By virtue of his position with Morehead Capital Advisors, Mr. Maynard has the sole power to vote and dispose of the Shares owned by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MOREHEAD OPPORTUNITY FUND, LP
Date: November 3, 2011
	By:	MOREHEAD CAPITAL ADVISORS I, LLC

	By:	/s/ Quinton Maynard
	Name:	Quinton Maynard
	Title:	Manager